Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following FAQ was posted on Macromedia's internal website on May 19, 2005:

We are committed to providing answers to your questions as quickly as possible. However, in a transaction like this there are both legal considerations and processes that have to be followed before we are able to do so.

In the mean time we have listed the questions that have come in so far and will provide answers as we have them. We will continue to add questions as received and answers as available.

Please review the questions listed here and send any additional questions you have to icom@macromedia.com. If you have specific HR related questions you can also contact your HR Business Partner.

Stock Options and ESPP
Sabbaticals
Other Benefits
Jobs and Locations
Severance
Flexible Work Arrangements
General
Business as Usual

Stock Options and ESPP

☐  What happens to my stock Macromedia stock options when the acquisition closes?

☐  What impact does the upcoming Adobe stock split have?

☐  What will happen to Macromedia's ESPP when the acquisition closes?

☐  Does Adobe have an ESPP? If yes, when are the enrollment periods?

Stock Options

At the close of the acquisition, each outstanding Macromedia stock option will be converted to an option to buy shares of Adobe stock. The initial conversion rate is .69 Adobe options for each Macromedia option. The conversion rate will change to 1.38 after Adobe's 2 for 1 stock split in May.

The exercise price of the Adobe options will be equal to the exercise price of the Macromedia options divided by .69 up until the stock split and by 1.38 after the stock split. The vesting schedule and other terms of the existing Macromedia options will not change.

You can use this Macromedia to Adobe Option Conversion Tool to calculate the conversion of your Macromedia options to Adobe options and to model the "intrinsic value" of your Macromedia and Adobe options. The percentage value change for Macromedia and Adobe stock will be very similar on a day to day basis between now and the close of the acquisition.

Employee Stock Purchase Plan (ESPP)

Unless the acquisition closes before August 15, 2005 participants in the ESPP will purchase shares under Macromedia's plan on that date. If the acquisition closes before August 15th the Compensation Committee of the Macromedia Board of Directors may approve a shortened purchase period to allow a final purchase under the plan. Details will be provided closer to the purchase date.

Per the information available at Adobe.com, Adobe does have an ESPP. Adobe employees outside of Brazil and China may use up to 25 percent of compensation to purchase stock. Enrollment occurs during semi-annual open enrollment periods (June and December).Participants are able to lock in a favorable stock price for up to a 24-month period. Stock is purchased every six months at a price that is at least 15 percent below market value.

Sabbatical

☐  What impact will the acquisition have on Macromedia's sabbatical program?

☐  I am eligible to take my sabbatical but have not scheduled it—should I try to take it before the acquisition closes?

☐  My sabbatical has been approved by my functional Vice President—can I still take it? What if the acquisition closes before the scheduled start date of my sabbatical?

☐  I will be eligible for my sabbatical in the next few months—what happens if the acquisition closes before my eligibility date? What if it closes just after my eligibility date?

☐  Adobe offers a three week sabbatical after five years of service—does this mean that I will be eligible for an Adobe sabbatical if I have at least five years of service with Macromedia before the acquisition closes?

☐  Could I combine my Macromedia and Adobe sabbaticals and take nine weeks of sabbatical?

Macromedia's sabbatical program will not change before the acquisition closes. We understand that many employees have questions about what will happen to sabbaticals after the close and will provide these answers as soon as we can.

Other Benefits

☐  How do the benefits offered by Adobe compare to the benefits offered by Macromedia?

☐  How will my Macromedia service be credited for each benefit program?

☐  Will be accrued vacation be carried forward when the acquisition closes?

☐  How and when will conversion to Adobe benefits occur?

Adobe offers very competitive benefits packages around the world. You can see an overview of the Adobe programs on Adobe.com.

Jobs and location

☐  How many positions will be eliminated?

☐  What will the selection process be?

☐  How will employees be represented in process?

☐  What can I do to prepare? Should I update my resume?

☐  What is the timing?

☐  When will decisions about all locations be made?

☐  Will Adobe keep the Bangalore development site?

No decisions about jobs will be made until the closing. Remember that both companies are healthy, growing and hiring, so we expect lots of opportunities to be created by the combined company.

Regarding locations, Adobe has communicated its commitment to our major employee locations, including San Francisco, Newton and Bangalore.

Severance

☐  Will severance be provided to employees whose jobs are eliminated?

☐  Who will be eligible to receive severance?

☐  What is the severance formula?

☐  Will outplacement be provided?

☐  What impact will the relocation of jobs to San Jose have on severance eligibility?

☐  What impact will the relocation of jobs in other locations have on severance eligibility?

Coming Soon—We will provide answers as soon as we have the information.

Flexible Work Arrangements

☐  What is Adobe's policy regarding flexible work arrangements including:

☐  Telecommuting

☐  Flexible work arrangements

☐  Reduced work weeks

☐  Remote workers

☐  I currently have an approved flexible work arrangement, will this continue after the acquisition closes?

Coming Soon—We will provide answers as soon as we have the information.

General

☐  When does Adobe go through their performance review process?

☐  What is Adobe's performance management process?

☐  Does Adobe have a Patent Reward Program? If so, what does it consist of and what happens to current Macromedia applications that are submitted after the deal closes?

Coming Soon—We will provide answers as soon as we have the information.

Business as Usual

☐  What does "business as usual mean"?

Learn more about how to interact with Adobe prior to the closing of the proposed merger. The overarching goal is "business as usual." This presentation will go into what we mean by that expression.

FORWARD LOOKING STATEMENTS

This FAQ includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this FAQ include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this FAQ. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this FAQ. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this FAQ. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this FAQ. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.